Via Hand Delivery

December 15, 2004

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)

Form S-11

Pre-Effective Amendment No. 6 to Registration Statement No. 333-118873

Filed December 15, 2004

Dear Ms. Kim:

In connection with the filing of the above-captioned pre-effective amendment (the “Amendment”), we set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated December 14, 2004 (the “Comment Letter”), relating to the above referenced registration statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 6 to the Registration Statement (“Registration Statement”) and the prospectus included therein (the “Prospectus”).

Exhibits

1.	We note your response to Comment 5 with respect to all material exhibits and schedules. We note, however, that you have not filed Schedule I to Exhibits 10.6 and 10.7. Please revise or advise.

The Company has attached Schedule 1 to Exhibits 10.6 and 10.7 in response to the Staff’s comment.

Exhibit 1.1 – Underwriting Agreement

2.	We note disclosure on page 31 of Exhibit 1.1 indicating that the obligations of the underwriters are subject to termination if, among other things, there is “any change in the United States or international financial markets.” This language appears to be an inappropriate market out clause. Please revise to delete it, or advise us why you believe this language may appropriately be retained.

In response to the Staff’s comment, we have revised Section 7 of the Underwriting Agreement to include market out language that is used by many different underwriters in firm commitment initial public offerings. As a result of the change to the Underwriting Agreement, the underwriters will be able to terminate the agreement in a market out scenario when any material adverse change in the financial markets occurs, the effect of which on the financial markets of the United States is such as to make it, in the sole judgment of the Representative, impracticable to market the Shares in the manner and on the terms described in the Prospectus or enforce contracts for the sale of the Shares.

Exhibit 8.1 – Opinion of Baker & McKenzie

3.	The assumption at number two on page 5 does not appear to be an appropriate assumption, but rather a fact which counsel can ascertain. Please revise to remove this assumption from the tax opinion, or revise to limit the assumption to parties other than MHI.

We have revised Exhibit 8.1 in response to the Staff’s comment by deleting the assumption number 2 on Page 5 in response to the Staff’s comment.

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Please call the undersigned at (202) 452-7050 with any questions. We appreciate the efforts of the Staff to expedite review of this filing.

Sincerely,

/s/ Thomas J. Egan, Jr.

Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer

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